[LETTERHEAD OF SIDLEY AUSTIN BROWN & WOOD LLP]
September 22, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	West Corporation
Form S-3 filed August 30, 2005
(SEC File No. 333-127965)
Ladies and Gentlemen:
     On behalf of West Corporation (“West”), we are writing in response to the comments contained in the Staff’s comment letter dated September 21, 2005 (the “Comment Letter”) with respect to West’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on August 30, 2005 (the “Registration Statement”). For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the responses of West.
General
1.	Please file your Response Letter dated September 15, 2005 on EDGAR as a correspondence.

Concurrently with filing this letter, we have filed our Response Letter dated September 15, 2005 on EDGAR as a correspondence.
Calculation of Registration Fee
2.	We do not agree that you may register for resale an indeterminate number of shares resulting from operation of the conversion formula. Although no additional fee is required, you must register a good-faith estimate of the maximum number of shares that you may issue upon conversion. For additional guidance, refer to paragraph B.77 of the Division’s Telephone Interpretations Manual and Rule 457(i).

We have made the requested change in Footnote (1) under the caption “Calculation of Registration Fee” on the cover page of Amendment No. 1 to the Registration Statement.

SIDLEY AUSTIN BROWN & WOOD LLP	CHICAGO
September 22, 2005

     If you have any questions regarding the foregoing or the amendment to the Registration Statement, please contact the undersigned at (312) 853-7570, Paul L. Choi at (312) 853-2145 or Robert Mandell at (212) 839-5360.

Very truly yours,
/s/ Jenny L. Lauth